Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed consolidated financial information as of and for the three and nine months ended September 30, 2021, included as Exhibit 99.1 to this Report on Form 6-K. We also recommend that you read our management’s discussion and analysis and our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2020 on file with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, the terms “Company,” “AC Immune,” “ACIU,” “we,” “our,” “ours,” or “us” refer to AC Immune SA together with its fully-owned subsidiary, AC Immune USA, Inc.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in Swiss Francs (CHF). We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in Swiss Francs.

This discussion and analysis is dated as of November 8, 2021.

Business Overview

Our goal is to continue leveraging our proprietary discovery platforms, SupraAntigen and Morphomer, to become a global leader in precision medicine for the diagnosis and treatment of neurodegenerative diseases. We are executing a clear business strategy built on three pillars: (i) accelerate development of novel therapeutics in Alzheimer’s disease (AD) with our partners; (ii) expand our strategic focus in non-AD neurodegenerative diseases, including NeuroOrphan indications, Parkinson’s disease (PD) and limbic-predominant age-related TDP-43 encephalopathy (LATE); and (iii) a continued focus on diagnostics enabling precision medicine to be an ultimate differentiator for the Company.

Our three-pillar execution strategy reflects our unique precision medicine approach, which ultimately creates differentiation due to our ability to address the high levels of co-pathologies present in AD and other neurodegenerative diseases. Much like cancer, neurodegenerative diseases are heterogeneous and may require multiple therapeutic interventions tailored to patients’ specific disease drivers, to be used in concert in order to slow or stop the disease progression. Ultimately, it is our belief that precision medicine will increase the chance of treatment success by enabling clinical trial participants to be better defined by their various proteinopathies, affording treatment with the right therapies at the right time.

Leveraging our dual proprietary technology platforms, we have built a comprehensive pipeline of first-in-class or best-in-class candidates spanning multiple treatment modalities and targeting both established and emerging neurodegenerative pathologies. We are currently advancing nine therapeutic and three diagnostic product candidates, with six currently in clinical trials, targeting five different types of misfolded pathological proteins related to AD and other neurodegenerative disorders. Our pipeline assets are further validated by the multiple partnerships we have established with leading global pharmaceutical companies. We believe our validated technology platforms and personalized medicine approach position AC Immune to revolutionize the treatment of neurodegenerative disease in the way precision diagnostics and targeted therapies are revolutionizing the treatment of cancer.

Our clinical stage product candidates include:

•	ACI-35.030. Janssen and AC Immune are evaluating the anti-phosphorylated-Tau (anti-pTau) vaccine candidate ACI-35.030 in a Phase 1b/2a study in early AD. Interim results show that ACI-35.030 vaccination generated a potent antigen-specific antibody response against pTau in 100% of older patients, achieving antibody levels several orders of magnitude higher than pre-vaccination levels. No vaccine relevant adverse events were observed. These results support plans to further develop this vaccine into Phase 2/3 in Alzheimer’s disease. ACI-35.030 specifically targets pathological pTau and is intended as a disease-modifying treatment for AD and other Tauopathies

•	Semorinemab. Our collaboration partner, Genentech, a member of the Roche Group, is currently completing a Phase 2 clinical program for our anti-Tau monoclonal antibody semorinemab. A Phase 2 study (Tauriel) conducted in patients with prodromal-to-mild AD was completed in Q3 2020 and did not meet its primary efficacy endpoint of reducing decline on Clinical Dementia Rating-Sum of Boxes (CDR-SB) compared to placebo. A second Phase 2 study (Lauriet) conducted in patients with mild-to-moderate AD remains ongoing with top-line results reported by the Company on August 31, 2021 that semorinemab met one of its co-primary endpoints, ADAS-Cog11, demonstrating a statistically significant reduction in cognitive decline from baseline by 43.6% compared to placebo. The second co-primary endpoint, ADCS-ADL, was not met. Safety data showed that semorinemab is well tolerated with an acceptable safety profile and no unanticipated safety signals. Genentech has reported that the open label portion of the study will continue as planned. Further analyses are ongoing, and top-line data will be presented at the CTAD conference (Clinical Trials on Alzheimer's Disease conference) in November 2021. Semorinemab is designed to slow the prion-like propagation of Tau pathology, which coincides with both clinical symptoms and disease progression in AD.

•	Morphomer Tau. In collaboration with our partner, Eli Lilly and Company (Lilly), we are researching and developing small molecule Tau aggregation inhibitors with plans to evaluate candidates in AD and NeuroOrphan indications. We completed a Phase 1 clinical study in healthy volunteers with ACI-3024 in Q2 2020, which showed a dose-dependent exposure and brain penetration, achieving the desired levels of ACI-3024 in the cerebrospinal fluid. Continued candidate characterization across the research program has also identified new and highly differentiated candidates with excellent cerebrospinal fluid exposure and selectivity for pathological aggregated Tau. These novel candidates are currently being assessed for further development in Tau-associated neurodegenerative diseases, AD and NeuroOrphan indications.

•	ACI-24. We currently own the global rights to our anti-Abeta vaccine candidate ACI-24, and we continue to develop this asset in-house for AD and DS.

•	ACI-24 for AD. A Phase 2 study commenced in October 2018 to assess the safety, tolerability, immunogenicity and target engagement of ACI-24 formulations using intramuscular injections, and to analyze the effects of ACI-24 on brain amyloid as assessed by PET imaging. The 18 months treatment and additional six-months safety observation is completed for all participants. AC Immune plans to present the results of this study at the CTAD conference (Clinical Trials on Alzheimer's Disease conference) in November 2021. Non-human primate data further highlight the strong immunogenicity of our optimized ACI-24 formulation against pathological Abeta species, including oligomeric and pyroglutamate Abeta. These results, support the advancement of the optimized formulation of ACI-24 into late-stage clinical testing in AD.

•	ACI-24 for DS. Our Phase 1b clinical study of ACI-24 for individuals with DS, intended to assess safety, tolerability and immunogenicity at two doses, was completed and results reported in Q1 2021. The results support a favorable safety and tolerability profile of ACI-24 in this vulnerable patient population. Data also showed that administration of ACI-24 resulted in encouraging immune responses that correlated with increases in plasma Abeta, which are indicative of target engagement. Based on these results, we plan to advance an optimized formulation of ACI-24 into late-stage clinical testing to treat and prevent the progression of DS-related AD.

•	ACI-7104. We are planning to immediately launch clinical development of ACI-7104, the optimized formulation of PD01, into an adaptive, biomarker-based Phase 2 study. This trial will evaluate an initial dose-response of the optimized formulation focusing on immunogenicity against a-syn and pathological a-syn species. Additionally, progression of motor and non-motor symptoms of Parkinson's disease will be monitored, together with digital, imaging and fluid biomarkers.

•	Crenezumab. The parent of our collaboration partner Genentech discontinued, as of January 2019, the Phase 3 clinical trials in AD but is continuing in a landmark prevention trial in Columbia, in a population of genetically predisposed people at risk of developing familial AD. The overall beneficial safety profile was confirmed in the CREAD studies, supporting the safe use of crenezumab in healthy individuals with risk of developing AD. The data for the primary outcome measures are expected in Q1 2022.

•	Diagnostic candidates. In addition to the above product candidates, we will continue to develop our complementary diagnostic product candidates for Tau (with LMI), a-syn and TDP-43 to advance them through clinical development, either independently or with collaboration partners.

Interim 2021 Company Highlights

•	Announced the first positive cognitive results for a Tau-targeting monoclonal antibody in Alzheimer’s disease (AD). Topline data from the Lauriet Phase 2 trial of semorinemab in mild-to-moderate AD showed a statistically significant (p<0.0025) 43.6% reduction at week 49 in cognitive decline vs. placebo as measured by ADAS-Cog11, one of the trial’s co-primary endpoints. The second co-primary endpoint, ADCS-ADL, was not met. AC Immune’s partner Genentech is continuing with the trial’s open label extension and is scheduled to present the topline data from the Lauriet study at the CTAD (Clinical Trials on Alzheimer's Disease) conference on November 10, 2021, at 10:50am EST.

•	Completed an all-stock acquisition of Affiris’ portfolio of therapeutics targeting alpha-synuclein, notably PD01 / ACI-7104, a clinically validated active vaccine candidate that places AC Immune at the forefront of Parkinson’s disease drug development. Through this acquisition and a concurrent financing, AC Immune has also strengthened its cash position and added Athos Service GmbH (Strüngmann family office), First Capital Partner GmbH (Egger Family Office), and MIG Fonds to its shareholder base.

•	Presented the full results from the landmark Phase 1b clinical trial evaluating the wholly-owned anti-Abeta vaccine ACI-24 in subjects with Down syndrome (DS) at the Alzheimer’s Association International Conference (AAIC) 2021. Data showed that ACI-24 generated evidence of immunogenicity along with a positive pharmacodynamic response and a favorable safety and tolerability profile. Based on these results, the Company plans to advance an optimized formulation of ACI-24 into mid-stage clinical testing to treat and prevent the progression of DS-related AD.

•	Extended the Company’s research partnership with leading scientists at the Center for Neurodegenerative Disease Research at the Perelman School of Medicine at the University of Pennsylvania (Penn). The goal of the collaboration is to further understand the role of these distinct pathogenic TDP-43 species in the different TDP-43 proteinopathies. Through the development of novel experimental models, AC Immune and Penn hope to unravel the underlying mechanisms of cell-to-cell transmission of TDP-43 pathology that could provide new therapeutic strategies to target TDP-43-related proteinopathies.

•	Welcomed pharmaceutical industry expert Monica Shaw, M.D., and leading Swiss economist Prof. Monika Bütler, Dr. Oec., to the Company’s Board of Directors.

•	Announced that the Swiss Economic Forum (SEF) awarded AC Immune Co-Founder and CEO Prof. Andrea Pfeifer with the SEF.WomenAward for CEO of the Year. This award recognizes women with an excellent entrepreneurial track record, thereby giving greater prominence to role models who can inspire the next generation of businesswomen with their achievements.

Results of Operations

The Covid-19 global pandemic has impacted various countries in which AC Immune currently operates clinical trials and business operations. The extent to which Covid-19 may impact us will depend on future developments, which are currently uncertain and cannot be predicted with confidence, such as the duration of the outbreak, the severity of Covid-19, or the effectiveness of actions to contain and treat Covid-19.

The Company continues to effect its business continuity plan and adapt as the situation evolves. Currently, we have resumed normal operations at full capacity, with minimal disruption to our business. We are continuously assessing and adapting our working practices and business operations to ensure compliance with official guidance and orders related to the pandemic and are working proactively with our partners and other stakeholders to take steps intended to mitigate and minimize any negative impact to our research, clinical programs and other business operations.

The Company does not currently have or project material impacts to the ongoing key trials. Additionally, the Company has drug supplies that are expected to be sufficient to complete ongoing trials as well as additional drug substance supplies expected to be sufficient to support ongoing cohorts of clinical trials for a period of at least three to six months. The Company will refrain from starting new clinical trials if a minimum of a six-month supply on hand cannot be secured. Finally, the Company currently does not expect delays to its clinical trials due to manufacturing or supply-chain issues.

Comparison of the three and nine months ended September 30, 2021 and 2020

Contract revenues

For the three months ended September 30, 2021, AC Immune generated no contract revenues compared with CHF 1.1 million for the comparable period in 2020. This represents a decrease of CHF 1.1 million. The following table summarizes our contract revenues during the three months ended September 30, 2021, and 2020:

	For the Three Months Ended September 30,
in CHF thousands, unaudited	2021	2020	Change
Contract revenue	—	1,123	(1,123)
Total revenues	—	1,123	(1,123)

For the three months ended September 30, 2021, the CHF 1.1 million decrease compared with the prior period is predominantly related to:

•	a decrease of CHF 1.1 million for R&D activities in our agreement with Lilly.

For the nine months ended September 30, 2021, AC Immune generated no contract revenues compared with CHF 14.5 million for the comparable period in 2020. This represents a decrease of CHF 14.5 million. The following table summarizes our contract revenues during the nine months ended September 30, 2021 and 2020:

	For the Nine Months Ended September 30,
in CHF thousands, unaudited	2021	2020	Change
Contract revenue	—	14,487	(14,487)
Total revenues	—	14,487	(14,487)

For the nine months ended September 30, 2021, the CHF 14.5 million decrease compared with the prior period is predominantly related to:

•	a decrease of CHF 14.1 million in our agreement with Lilly. The Company recognized a CHF 10 million milestone as well as CHF 4.1 million for R&D activities in 2020; and

•	a decrease of CHF 0.4 million in our collaboration with Janssen.

Research and Development Expenses

Research and development (R&D) activities are essential to our business and represent the majority of our costs incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. Our collaboration arrangements have different arrangements to share costs for the development of our product candidates.

We have completed our R&D spending in both of our Genentech collaborations. We and Janssen are co-developing second-generation therapeutic vaccines, ACI-35.030 and JACI-35.054, through Phase 1b/2a completion. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b (AC Immune’s contribution to the first Phase 2b trial is capped). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of the vaccines. We also expect to incur additional R&D expenditures associated with the expansion of our Morphomer Tau program into AD and NeuroOrphan indications.

We also intend to increase our R&D costs associated with the advancement of ACI-7104 in Parkinson’s disease and our ACI-24 vaccine program (i.e. ACI-24 AD and ACI-24 DS) through mid-stage clinical development.

Finally, we intend to further characterize our other clinical and preclinical candidates. In addition to these arrangements and proprietarily held assets, we expect that our total future R&D costs will increase over current levels, in line with our three-pillar strategy that focuses on (i) AD, (ii) focused non-AD NDD including Parkinson’s disease, LATE and NeuroOrphan indications and (iii) diagnostics.

The table below provides a breakdown of our R&D costs, including direct R&D costs, manufacturing costs related to R&D and other R&D costs not allocated directly to programs for the periods covered in this interim report. The R&D costs not allocated to specific programs include employment costs, regulatory, quality assurance and intellectual property (IP) costs. We do not assign our internal costs, such as salary and benefits, share-based compensation expenses, laboratory supplies, and other direct expenses and infrastructure costs to individual R&D projects, because the employees within our R&D groups are typically deployed across multiple research and development programs.

For the three months ended September 30, 2021, research and development expenses totaled CHF 15.1 million compared with CHF 15.5 million for the comparable period in 2020. This represents a decrease of CHF 0.4 million. The following table presents the research and development expenses during the three months ended September 30, 2021 and 2020:

	For the Three Months Ended September 30,
in CHF thousands, unaudited	2021	2020	Change
Discovery and preclinical expenses	4,603	6,273	(1,670)
Clinical expenses	4,186	3,572	614
Group function expenses	261	288	(27)
Total Direct R&D	9,050	10,133	(1,083)
Payroll expenses	3,870	3,558	312
Share-based compensation	503	363	140
Other non-allocated	1,695	1,464	231
Total R&D	15,118	15,518	(400)

	For the Three Months Ended September 30,
in CHF thousands, unaudited	2021	2020	Change
Operating expenses[1]	10,745	11,597	(852)
Salaries and related costs[2]	4,373	3,921	452
Total R&D expenses	15,118	15,518	(400)

[1]	Includes depreciation expense
[2]	Includes share-based compensation expense

For the three months ended September 30, 2021:

Discovery and preclinical expenses decreased by CHF 1.7 million, primarily due to:

•	a decrease of CHF 1.1 million for the research of alpha-synuclein antibodies and CHF 0.6 million for other discovery programs.

Clinical expenses increased by CHF 0.6 million, primarily due to:

•	an increase of CHF 1.9 million for the clinical development of ACI-35.030 driven by R&D cost sharing, increased patient enrollment into the Phase 1b/2a study and increased frequency of interim analyses testing as well as CHF 0.1 million for our diagnostic imaging agents,

This was partially offset by:

•	a decrease of CHF 1.0 million for ACI-24 for AD as the six-month safety period completed, CHF 0.2 million for ACI-24 for DS as a result of prior period scaling up activities for a Phase 2 clinical trial which were not repeated in the current period and CHF 0.2 million for Phase 1 activities for our Morphomer Tau compound which completed in 2020.

The variances in Group function expenses relate to regulatory and quality assurance and IP.

Total salaries and related costs increased by CHF 0.5 million, primarily due to:

•	an increase in salary- and benefit-related costs of CHF 0.3 million primarily related to the internal reallocation of certain employees’ personnel costs from general and administrative expenses to research and development personnel expenses in 2021 and the annualization of 2020 hires; and

•	an increase in share-based compensation expense of CHF 0.1 million.

The CHF 0.2 million increase in other non-allocated expenses relate to administrative R&D and certain non-allocated functional expenses, primarily due to:

•	an increase of CHF 0.1 million associated with depreciation expense and CHF 0.1 million for external consultants.

For the nine months ended September 30, 2021, research and development expenses totaled CHF 42.2 million compared with CHF 43.5 million for the comparable period in 2020. This represents a decrease of CHF 1.3 million. The following table presents the research and development expenses during the nine months ended September 30, 2021 and 2020:

	For the Nine Months Ended September 30,
in CHF thousands, unaudited	2021	2020	Change
Discovery and preclinical expenses	14,413	14,115	298
Clinical expenses	9,349	13,318	(3,969)
Group function expenses	688	763	(75)
Total Direct R&D	24,450	28,196	(3,746)
Payroll expenses	12,393	10,671	1,722
Share-based compensation	1,146	984	162
Other non-allocated	4,169	3,685	484
Total R&D	42,158	43,536	(1,378)

	For the Nine Months Ended September 30,
in CHF thousands, unaudited	2021	2020	Change
Operating expenses[1]	28,619	31,881	(3,262)
Salaries and related costs[2]	13,539	11,655	1,884
Total R&D expenses	42,158	43,536	(1,378)
[1]	Includes depreciation expense
[2]	Includes share-based compensation expense

For the nine months ended September 30, 2021:

Discovery and preclinical expenses increased by CHF 0.3 million, primarily due to:

•	an increase of CHF 0.8 million for the increase in certain alpha-synuclein therapeutic projects, CHF 0.7 million for the expansion of our Morphomer Tau program into NeuroOrphan indications and the further characterization of our preclinical candidates, CHF 0.2 million for the optimization and development of our anti-TDP-43 antibody, CHF 0.2 million in ACI-24 for DS for development costs associated with the toxicological evaluation of the optimized vaccine formulation and CHF 0.4 million for other discovery programs,

This was partially offset by:

•	a decrease of CHF 2.0 million for the research of alpha-synuclein antibodies.

Clinical expenses decreased by CHF 4.0 million, primarily due to:

•	a decrease of CHF 2.6 million for Phase 1 activities for our Morphomer Tau compound which completed in 2020, CHF 2.0 million for ACI-24 for DS as a result of prior period scaling up activities for a Phase 2 clinical trial which were not repeated in the current period and CHF 1.8 million for ACI-24 for AD as the six-month safety period completed,

This was partially offset by:

•	an increase of CHF 2.1 million for ACI-35.030 driven by R&D cost sharing, increased patient enrollment into the Phase 1b/2a study and increased frequency of interim analyses testing as well as a CHF 0.4 million increase for development of our diagnostic imaging agents.

The variances in Group function expenses relate to regulatory and quality assurance, and IP.

Total salaries and related costs increased by CHF 1.9 million, primarily due to:

•	an increase in salary- and benefit-related costs of CHF 1.7 million primarily related to the internal reallocation of certain employees’ personnel costs from general and administrative expenses to research and development personnel expenses in 2021 and the annualization of 2020 hires; and

•	an increase in share-based compensation expense of CHF 0.2 million.

The CHF 0.5 million increase in other non-allocated expenses relate to administrative R&D and certain non-allocated functional expenses, primarily due to:

•	an increase of CHF 0.3 million associated with depreciation expense and CHF 0.3 million for external consultants.

General and administrative expenses

General and administrative expenses consist primarily of salaries and related costs, including share-based compensation, professional fees such as legal and accounting related services, infrastructure expenses, and other operating expenses.

For the three months ended September 30, 2021, general and administrative expenses totaled CHF 5.4 million compared with CHF 4.9 million for the comparable period in 2020. This represents an increase of CHF 0.5 million. The following table presents the general and administrative expenses during the three months ended September 30, 2021 and 2020:

	For the Three Months Ended September 30,
in CHF thousands, unaudited	2021	2020	Change
Operating expenses[1]	2,420	1,983	437
Salaries and related costs[2]	3,000	2,909	91
Total general and administrative expenses	5,420	4,892	528
[1]	Includes depreciation expense
[2]	Includes share-based compensation expense

For the three months ended September 30, 2021, this increase is primarily due to:

•	an increase of CHF 0.3 million for transaction costs associated with our asset acquisition for a portfolio of therapeutics targeting alpha-synuclein; and

•	an increase in our directors’ and officers’ insurance of CHF 0.3 million for the period.

For the nine months ended September 30, 2021, general and administrative expenses totaled CHF 15.0 million compared with CHF 13.6 million for the comparable period in 2020. This represents an increase of CHF 1.4 million. The following table presents the general and administrative expenses during the nine months ended September 30, 2021 and 2020:

	For the Nine Months Ended September 30,
in CHF thousands, unaudited	2021	2020	Change
Operating expenses[1]	6,758	5,259	1,499
Salaries and related costs[2]	8,235	8,294	(59)
Total general and administrative expenses	14,993	13,553	1,440
[1]	Includes depreciation expense
[2]	Includes share-based compensation expense

For the nine months ended September 30, 2021, this increase is primarily due to:

•	an increase of CHF 0.7 million for transaction costs associated with our asset acquisition for a portfolio of therapeutics targeting alpha-synuclein; and

•	an increase in our directors’ and officers’ insurance of CHF 0.8 million for the period,

This was partially offset by;

•	a decrease in share-based compensation expense of CHF 0.2 million.

Other operating income/(expense)

Other operating income/(expense) consists primarily of income associated with foundation grants such as those from the MJFF or Target ALS.

For the three months ended September 30, 2021, other operating income/(expense) totaled CHF 0.3 million compared with CHF 0.5 million for the comparable period in 2020. This represents a decrease of CHF 0.2 million. The following table presents the other operating income/(expense) during the three months ended September 30, 2021 and 2020:

	For the Three Months Ended September 30,
in CHF thousands, unaudited	2021	2020	Change
Other operating income/(expense)	255	482	(227)
Total other operating income/(expense)	255	482	(227)

For the three months ended September 30, 2021, this decrease is primarily due to:

•	a decrease of CHF 0.3 million in grant income related to activities completed prior to the start of the current period related to our MJFF awards in 2021,

This was partially offset by;

•	an increase of less than CHF 0.1 million in grant income for activities completed for our Target ALS Foundation award.

For the nine months ended September 30, 2021, other operating income/(expense) totaled CHF 0.9 million compared with CHF 0.8 million for the comparable period in 2020. This represents an increase of CHF 0.1 million. The following table presents the other operating income/(expense) during the nine months ended September 30, 2021 and 2020:

	For the Nine Months Ended September 30,
in CHF thousands, unaudited	2021	2020	Change
Other operating income/(expense)	928	807	121
Total other operating income/(expense)	928	807	121

For the nine months ended September 30, 2021, this increase is primarily due to:

•	an increase of CHF 0.1 million in grant income for activities completed for our Target ALS Foundation award.

Finance result, net

For the three months ended September 30, 2021, finance result was a CHF 4.4 million gain compared with a CHF 0.2 million loss for the comparable period in 2020. This represents an increase of CHF 4.6 million. The following table presents the finance result during the three months ended September 30, 2021 and 2020:

	For the Three Months Ended September 30,
in CHF thousands, unaudited	2021	2020	Change
Financial income	4,424	—	4,424
Financial expense	(181)	(46)	(135)
Exchange differences	122	(143)	265
Finance result, net	4,365	(189)	4,554

For the three months ended September 30, 2021, net finance result was a gain, primarily related to:

•	a CHF 4.4 million increase in the fair value of derivative financial assets related to the convertible notes; and

•	a CHF 0.3 million increase in foreign currency exchange differences related to movement in the CHF versus foreign currencies, predominantly the US Dollar and Euro.

For the nine months ended September 30, 2021, finance result was a CHF 4.5 million gain compared with a CHF 0.6 million loss for the comparable period in 2020. This represents an increase of CHF 5.1 million. The following table presents the finance result during the nine months ended September 30, 2021 and 2020:

	For the Nine Months Ended September 30,
in CHF thousands, unaudited	2021	2020	Change
Financial income	4,424	78	4,346
Financial expense	(408)	(159)	(249)
Exchange differences	487	(545)	1,032
Finance result, net	4,503	(626)	5,129

For the nine months ended September 30, 2021, net finance result was a gain, primarily related to:

•	a CHF 4.4 million increase in the fair value of derivative financial assets related to the convertible notes; and

•	a CHF 1.0 million increase in foreign currency exchange differences related to movement in the CHF versus foreign currencies, predominantly the US Dollar and Euro,

This was partially offset by;

•	CHF 0.2 million increase in finance costs related to interest expense on short-term deposits.

Liquidity and Capital Resources

To date, AC Immune has financed its cash requirements primarily from its public offerings, share issuances, contract revenues from licensing and collaboration agreements and grants. The Company is a clinical-stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection; (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries;(iii) successfully move its product candidates through clinical development; (iv) attract and retain key personnel; and (v) acquire capital to support its operations. As of September 30, 2021, we had cash and cash equivalents of CHF 93.6 million and short-term financial assets of CHF 95.0 million for a total liquidity balance of CHF 188.6 million.

Our primary uses of capital are, and we expect will continue to be, R&D expenses, compensation and related expenses, and other operating expenses including rent. Cash and cash equivalents used to fund operating expenses are impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We expect to incur substantial expenses in connection with a number of our product candidates in various stages of clinical development. We and Janssen are co-developing second-generation therapeutic vaccines, ACI-35.030 and JACI-35.054, through Phase 1b/2a completion. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b (AC Immune’s contribution to the first Phase 2b trial is capped). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of the vaccines. We expect to incur additional R&D expenditures associated with the expansion of our Morphomer Tau program into AD and NeuroOrphan indications. We intend to increase our R&D costs associated with the advancement of ACI-7104 in Parkinson’s disease and our ACI-24 vaccine program (i.e. ACI-24 AD and ACI-24 DS) through mid-stage clinical development. We also intend to further characterize our preclinical candidates.

We plan to continue to fund our operating and capital funding needs through proceeds received from licensing and collaboration agreements (LCAs) and through equity or other forms of financing. For example, in Q3 2020 we entered into the Sales Agreement with Jefferies LLC (“Jefferies”), which provides that, upon the terms and subject to the conditions and limitations set forth in the Sales Agreement, we may elect to issue and sell, from time to time, shares of our common shares having an aggregate offering price of up to USD 80.0 (CHF 74.5) million through Jefferies acting as our sales agent. We replaced this Sales Agreement in Q2 2021 to continue the ATM program. Under the New Sales Agreement, Jefferies may sell the shares of common shares by any method permitted by law deemed to be an “at the market offering” as defined under the Securities Act of 1933, as amended, in privately negotiated transactions with our consent or in block transactions. Jefferies will use commercially reasonable efforts to sell the shares of common shares subject to the New Sales Agreement from time to time, consistent with its normal sales and trading practices, on mutually agreed terms. We will pay Jefferies a commission of up to 3.0% of the gross sales proceeds of any common shares sold through Jefferies under the New Sales Agreement. We are not obligated to make any sales of common shares under the New Sales Agreement, and we have not yet sold any common shares pursuant to the New Sales Agreement.

We may also consider entering into additional LCAs and selectively partnering for clinical development and commercialization.

Cash Flows

The following table summarizes AC Immune’s cash flows for the periods indicated:

	For the Nine Months Ended September 30,
in CHF thousands, unaudited	2021	2020	Change
Net cash provided by/(used in):
Operating activities	(47,861)	(40,154)	(7,707)
Investing activities	(31,942)	24,163	(56,105)
Financing activities	12,013	(343)	12,356
Net decrease in cash and cash equivalents	(67,790)	(16,334)	(51,456)

Operating activities

Net cash used in operating activities was CHF 47.9 million for the nine months ended September 30, 2021, compared with net cash used in operating activities of CHF 40.2 million for the nine months ended September 30, 2020. The change in cash used in operating activities for the nine months ended September 30, 2021 was due to the Company’s reporting a net loss of CHF 51.7 million for the nine months ended September 30, 2021, compared with a net loss of CHF 42.4 million for the same period in 2020, driven by (i) a decrease of CHF 14.5 million in contract revenues, principally due to the recognition of a CHF 10 million milestone payment and CHF 4.1 million for R&D activities associated with our agreement with Lilly in the prior period, which did not repeat in the current period, partially offset by (ii) a CHF 1.4 million decrease in R&D expenditures for the nine months ended September 30, 2021 and (iii) a CHF 4.4 million gain on the change in fair value of derivative financial assets.

Investing activities

Net cash used in investing activities was CHF 31.9 million for the nine months ended September 30, 2021, compared with net cash provided by investing activities of CHF 24.2 million for the nine months ended September 30, 2020. The Company increased investments in short-term financial assets by CHF 30.0 million for the current period compared to the maturing of a net CHF 25.0 million in the prior period. The Company additionally acquired CHF 1.9 million in fixed assets in the current period compared to CHF 0.8 million in the prior period.

 Financing activities

Net cash provided by financing activities was CHF 12.0 million for the nine months ended September 30, 2021, compared with net cash used in financing activities of CHF 0.3 million for the nine months ended September 30, 2020. The increase of CHF 12.4 million is predominantly related to CHF 12.1 million received from proceeds from the sale of treasury shares in public offerings, net of underwriting fees and transaction costs.

Operating Capital Requirements and Plan of Operations

We do not expect to generate revenues from royalties based on product sales unless and until our partners obtain regulatory approval of, and successfully commercialize, our current or any future product candidates. As of September 30, 2021, we had cash and cash equivalents of CHF 93.6 million and short-term financial assets of CHF 95.0 million, resulting in CHF 188.6 million of liquidity. The decrease relative to December 31, 2020 was predominantly related to R&D spending on our major discovery and R&D programs, and the strengthening of the Company’s infrastructure, systems and organization. This was offset by the receipt of CHF 12.1 million, net of underwriting fees and transaction costs, for the sale of 1,171,543 of our common shares that were previously held as treasury shares in accordance with our ATM program. There can be no certainty as to the exact timing of future milestone payments, or in fact, whether any of these will ever be made, given that they are contingent on clear milestones being reached. Accordingly, assuming that we do not receive potential milestone payments and based upon our currently contemplated R&D strategy, we believe that our existing capital resources will be sufficient to meet our projected operating requirements through Q1 2024.

We expect to generate losses for the foreseeable future, and these losses could increase as we continue product development until we successfully achieve regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all the risks pertinent to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We expect to incur additional costs associated with operating a public company and we anticipate that we will need substantial additional funding in connection with our continuing operations. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical studies, funding may not be available to us on acceptable terms, or at all.

Our future funding requirements will depend on many factors, including but not limited to the following:

•	The scope, rate of progress, results and cost of our preclinical and clinical studies and other related activities, according to our long-term strategic plan;

•	The cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any other products we may develop;

•	The cost, timing and outcomes of regulatory approvals;

•	The costs and timing of establishing sales, marketing and distribution capabilities;

•	The terms and timing of any collaborative, licensing and other arrangements that we may establish, including any required milestone and royalty payments thereunder;

•	The emergence of competing technologies or other adverse market developments; and

•	The potential cost and timing of managing and protecting our portfolio of IP.

Quantitative and Qualitative Disclosures about Market Risk

During the three and nine months ended September 30, 2021, there were no significant changes to our quantitative and qualitative disclosures about market risk described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report on Form 20-F.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Judgments and Accounting Estimates” in the Annual Report on Form 20-F, except as it relates to the Company’s derivative financial instruments.

Jumpstart our Business Startups Act Exemption

On April 5, 2012, the Jumpstart our Business Startups Act of 2012, (“the JOBS Act”), was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (through 2021) or until we no longer meet the requirements of being an emerging growth company, whichever is earlier. We would also cease to be an emerging growth company if (i) we have more than USD 1.07 billion in annual revenue; (ii) we are deemed to be a “large accelerated filer” under the rules of the Securities Exchange Commission, which means that the market value of our common shares that are held by non-affiliates exceeds USD 700 million as of the most recently completed second fiscal quarter; or (iii) we have issued more than USD 1.0 billion in non-convertible debt during the prior three-year period.

Non-IFRS Financial Measures

In addition to AC Immune’s operating results, as calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, we use adjusted loss and adjusted loss per share when monitoring and evaluating our operational performance. Adjusted loss is defined as loss for the relevant period, as adjusted for certain items that we believe are not indicative of our ongoing operating performance. Adjusted loss per share is defined as adjusted loss for the relevant period divided by the weighted-average number of shares for such period.

We believe that these measures assist our shareholders because they enhance the comparability of our results each period and provide more useful insight into operational results for the period. The Company’s executive management uses these non-IFRS measures to evaluate our operational performance. These non-IFRS financial measures are not meant to be considered alone or as substitutes for our IFRS financial measures and should be read in conjunction with the Company’s financial statements prepared in accordance with IFRS. The most directly comparable IFRS measure to these non-IFRS measures is net loss. The following table reconciles net loss to adjusted loss and adjusted loss per share for the periods presented:

Reconciliation of Loss to Adjusted Loss and
Loss Per Share to Adjusted Loss Per Share

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
in CHF thousands except for share and per share data, unaudited	2021	2020	2021	2020
Loss	(15,918)	(18,994)	(51,720)	(42,421)
Adjustments:
Non-cash share-based payments[1]	1,388	1,233	3,081	3,079
Foreign currency (gains)/losses[2]	(117)	187	(481)	686
Change in fair value of derivative financial assets[3]	(4,424)	—	(4,424)	—
Transaction costs[4]	335	—	745	—
Adjusted Loss	(18,736)	(17,574)	(52,799)	(38,656)

Loss per share – basic and diluted	(0.22)	(0.26)	(0.71)	(0.59)
Adjustment to loss per share – basic and diluted	(0.04)	0.02	(0.02)	0.05
Adjusted loss per share – basic and diluted	(0.26)	(0.24)	(0.73)	(0.54)
Weighted-average number of shares outstanding Adjusted loss – basic and diluted	72,887,967	71,925,009	72,638,698	71,888,273

[1]	Reflects non-cash expenses associated with share-based compensation for equity awards issued to Directors, Management and employees of the Company. This expense reflects the awards’ fair value recognized for the portion of the equity award which is vesting over the period.
[2]	Reflects foreign currency re-measurement gains and losses for the period, predominantly impacted by the change in the exchange rate between the US Dollar and Euro with the Swiss Franc.
[3]	Reflects the change in the fair value of the derivative financial instruments associated with the convertible notes due to Investors.
[4]	Reflects transaction costs associated with our asset acquisition for a portfolio of therapeutics targeting alpha-synuclein.

Adjustments for the three and nine months ended September 30, 2021, increased net loss by CHF 2.8 million and CHF 1.1 million, respectively compared with a decrease to net loss of CHF 1.4 million and CHF 3.8 million for the comparable periods in 2020, respectively. The Company recorded CHF 1.4 million and CHF 3.1 million for share-based compensation expenses, respectively, in each of these periods. There were foreign currency re-measurement gains of CHF 0.1 million and CHF 0.5 million, respectively, primarily related to movement in the USD-CHF exchange rate during the respective periods. The Company also recognized a CHF 4.4 million gain on the change in fair value of the derivative financial assets associated with the convertible notes. This gain did not arise in the comparable prior periods. Finally, the Company incurred CHF 0.3 and CHF 0.7 million in transaction costs associated with its acquisition of a portfolio of therapeutics targeting alpha-synuclein in the three and nine months ended September 30, 2021.

Cautionary Statement Regarding Forward Looking Statements

This discussion and analysis contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this discussion and analysis, including statements regarding our future results of operations and financial position, business strategy, product candidates, product pipeline, ongoing and planned clinical studies, including those of our collaboration partners, regulatory approvals, R&D costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in our Annual Report on Form 20-F, including the impact of Covid-19 on our business, suppliers, patients and employees, and any other impact of Covid-19. These forward-looking statements speak only as of the date of this discussion and analysis, and are subject to a number of risks, uncertainties and assumptions as described under the sections in our Annual Report on Form 20-F entitled “Risk Factors” and in this discussion and analysis. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time such as the global pandemic originating with Covid-19, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.